Exhibit 99.1

Investor News	Dr Dominik Heger
Head of Investor Relations & Corporate Communications

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
Dominik.Heger@fmc-ag.com
www.freseniusmedicalecare.com

January 31, 2017

Fresenius Medical Care reaches agreement on outstanding payments

Fresenius Medical Care Holdings, Inc. (the “Company”), the North American subsidiary of Fresenius Medical Care AG & Co. KGaA (“FMC”), has reached an amicable agreement with the United States Departments of Veterans Affairs and Justice resolving reimbursement for services provided to veterans by the Company’s clinics during the period January 2009 through February 15, 2011. The agreement resolves litigation that began in March 2014.(i)

The Company is pleased with the agreement, and looks forward to its continued service to veterans in the United States. FMC greatly appreciates the efforts and dedication of the Departments in the interest of providing the highest level of service to veterans.

The agreement is expected to increase FMC´s recognition of revenue in 2017 by approximately EUR 100 million. The estimated net income gain attributable to shareholders of FMC is expected to be around EUR 45 to 50 million, after giving consideration to non-controlling interest and income taxes. The payment is expected to be received in due course.

[1] Fresenius Medical Care Holdings, Inc. v. United States, Case No. 2014 Civ. 00187 (U.S. Court of Federal Claims).

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases, of which around 2.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,579 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 306,366 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination. For more information about Fresenius Medical Care, visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.